Exhibit 99.6

PRESS RELEASE	November 16, 2009

Information to the shareholders in Skanditek and Bure regarding the merger between the companies

An information document regarding the proposed merger between Skanditek Industriförvaltning AB (publ) and Bure Equity AB (publ) is today published on Skanditeks website, www.Skanditek.se, under the heading investor relations, merger with Bure.

A printed version will be distributed to all shareholders in Skanditek whose holdings are registered in their own names.

Stockholm, 16 November 2009

For further information, contact:

Andreas Berglin, CFO

Telephone +46 (0)8-614 00 20, e-mail: Andreas.berglin@skanditek.se

Skanditek is an industrial holding company with investments primarily in Swedish companies. The business concept is to generate sustainable and healthy value growth by means of industrial management of operational companies. The portfolio comprises ten investments in the electronics, bio/medical technology and services sectors. The portfolio companies are Bure Equity, AcadeMedia, Micronic, PartnerTech, Vitrolife, CMA Microdialysis, Theducation, The Chimney Pot, H.Lundén and Aptilo. Skanditek is listed on NASDAQ OMX Stockholm, Mid Cap.

The information contained in this press release is such that Skanditek is obligated to publish in accordance with the Securities Exchange and Clearing Operations Act and the Financial Instruments Trading Act. The information was submitted for publication on November 16 2009 at xx:xx CET.

Skanditek Industriförvaltning AB (publ)

Nybrogatan 6 • SE-114 34 Stockholm • Corp. Reg. No. 556235-4141

Telephone +46 (0)8-614 00 20 • Fax +46 (0)8-614 00 38 • info@skanditek.se • www.skanditek.se